

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 4, 2021

<u>Via E-mail</u>
Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re:** **Citigroup Commercial Mortgage Trust 2016-P6**
> **Forms 10-D and ABS-EE for the Monthly Distribution Period Ended**
> **November 13, 2020**
> **Filed November 27, 2020**
> **File No. 333-207132-09**

Dear Mr. Simpson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Janet A. Barbiere, Orrick
Kar Soen Ho, Orrick